File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”)

for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1

under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from

Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Krane Funds Advisors LLC

Attn: Jonathan Krane

152 West 57th Street, 16th Floor

New York, New York

Page 1 of 77 pages (including exhibits)

As filed with the Securities and Exchange Commission on December 8, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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:
In the Matter of:	:
	:	Application for an Order
Krane Funds Advisors LLC	:	under Section 6(c) of the
Attn: Jonathan Krane	:	Investment Company Act of 1940 (the
152 West 57th Street, 16th Floor	:	“Act”) for an exemption from
New York, New York 10019	:	Sections 2(a)(32), 5(a)(1), 22(d) and
	:	22(e) of the Act and Rule 22c-1 under
	:	the Act and under Sections 6(c) and 17(b)
	:	of the Act for an exemption from
	:	Sections 17(a)(1) and 17(a)(2) of the Act
	:	and under Section 12(d)(1)(J) of the Act
	:	for an exemption from Sections
	:	12(d)(1)(A) and 12(d)(1)B) of the Act.
:
:
File No. 812-	:
:
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I.	SUMMARY OF APPLICATION

A.	Request for Order

In this application (the “Application”), Krane Funds Advisors LLC (“Krane,” and together with any entity controlling, controlled by or under common control with Krane, (the “Adviser” and the “Applicant”)), apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Order”). A trust, as described below (the “Trust”), to be formed in the future and under which the Initial Fund (as defined below) will be a series and a distributor of the Trust (the “Distributor”) will become applicants to this Application in the future. The Relief requested in this Application relates to the initial series of the Trust (the “Initial Fund”) identified in Appendix A to this Application, which will correspond to the price and yield performance, before fees and expenses, of a foreign equity securities index. Applicant requests that the Order also apply to future series of the Trust and any other existing or future registered open-end management investment company and its series that comply with the terms and conditions of the Application (“Future Funds,” and together with the Initial Fund, the “Funds”).1 Each Fund will be advised by the Adviser, and seek investment returns that correspond to the price and yield performance before fees and expenses of a securities index. The requested Order would permit, among other things:

1. shares of the Funds (“Shares”) to trade on a national securities exchange, as defined in Section 2(a)(26) of the 1940 Act (each, an “Exchange”), such as the Nasdaq Stock Market, Inc. (“Nasdaq”), the New York Stock Exchange (“NYSE”), and NYSE Arca, Inc. (“Arca”), at negotiated market prices rather than at net asset value (“NAV”);

2. Shares to be redeemable in large aggregations (“Creation Units”) only;

3. certain Funds invested, in whole or in part, in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption;

4. certain affiliated persons of a Fund to buy securities from, and sell securities to, the Funds, in connection with the in-kind purchase and redemption of Creation Units;

5. registered open-end management investment companies and unit investment trusts that are not advised or sponsored by Adviser and not part of the same “group of investment

[1]

All entities that currently intend to rely on the Order are or will be named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Funds2 (“Acquiring Management Companies” and “Acquiring Trusts,” respectively, and collectively, “Acquiring Funds”), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the 1940 Act;

6. the Funds, Distributor, and any other broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act; and

7. a Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an Acquiring Fund to sell its Shares to, and redeem its Shares from, the Acquiring Fund and to engage in the accompanying in-kind transactions.

The Order would permit Applicant, together with the Trust and the Distributor, to operate various index-based exchange-traded funds (“ETFs”). The relief requested in bullets 1-4 above may be referred to as “ETF Relief.” The relief requested in bullets 5-7 may be referred to as “12(d)(1) Relief.” The relief described in this Sub-Section 1.A will be collectively referred to as the “Relief.”

Applicant believes that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of

[2]

Applicant does not request the 12(d)(1) Relief with respect to any Fund that acquires securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, consistent with condition 16 below.

any person concerned; the proposed transactions are consistent with the policy of each Fund, and the proposed transactions are consistent with the general purposes of the 1940 Act, and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the 1940 Act, the requested exemption is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for this Application, Applicant proceeds under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”).

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

The Relief requested in this Application is similar to the relief granted by the Commission to open-end management companies (collectively, the “Prior ETFs”) pursuant to their respective applications for exemptive relief.3 The term “Prior Orders” is used herein when referring to orders granting such exemptive relief.

II.	BACKGROUND

A.	The Trust

The Trust will be organized as a Delaware statutory trust, and will be registered under the 1940 Act as an open-end management investment company. The Trust will be authorized to offer an unlimited number of series (i.e., Funds) and shares (i.e., Shares).

[3]

See, generally, FQF Trust, et al., Investment Company Act Release Nos. 29747(Aug. 5, 2011)(notice) and 29720(July 11, 2011)(order). With respect to the ETF Relief and Section 12(d)(1) Relief, see Index IQ ETF Trust, et al., Investment Company Act Rel. Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009)(order); In the Matter of Pacific Investment Management Company LLC, et al., Investment Company Act Rel. Nos. 28723 (May 11, 2009)(notice) and 28752 (June 1, 2009)(order). With respect to Section 12(d)(1) Relief, see In the Matter of Grail Advisors, LLC, et al., Investment Company Act Rel. Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (Jan. 16, 2009)(order). With respect to the relief to invest in short positions, see Rafferty Asset Management, LLC, et al., Investment Company Act Rel. Nos. 28889 (Aug. 27, 2009) (notice) and 28909 (Sept. 22, 2009) (order).

Each Fund will be diversified or nondiversified and operate pursuant to the terms and conditions stated in the Application. Each Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”).4

Each Fund will seek investment returns that, before fees and expenses, correspond to the price and yield performance of a particular securities index (“Underlying Index”).5 Each Fund will be entitled to use its Underlying Index pursuant to a licensing agreement with the entity that creates, compiles, sponsors, or maintains the Underlying Index (“Index Provider”) or pursuant to a sub-licensing arrangement with the Adviser or a Sub-Adviser (as defined below), which will enter into a licensing agreement with the relevant Index Provider. An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology, the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s registration statement. Such investments would be made consistent with Section 12(d)(l) of the Act, and/or any exemptive relief thereunder. Such investments would generally be made through purchases of Shares in the secondary market or through receipt of Shares as part of the securities contributed to a Fund through the in-kind purchase of one or more Creation Units. Funds may invest in ETFs that are in the same group of investment companies and/or outside the same group of investment companies and in pooled investment vehicles (“ETVs”) that are not registered with the Commission under the 1940 Act but that are registered under the Securities Act of 1933, as amended (“Securities Act”),6 though no relief is requested herein to permit such investments.

[4]	The Trust reserves the right to create Funds that do not qualify as RICs.

[5]	The component securities of an Underlying Index are referred to as “Component Securities.”

[6]

As used in this Application, ETVs are organized in the United States and trade on an Exchange. They are structured as special purpose vehicles which own pools of assets and issue equity interests in such pools by registering their securities for sale under the Securities Act. ETVs do not include exchange-traded notes (“ETNs”) or publicly traded commodity pools.

Each Fund’s Shares will be listed and traded on an Exchange. The initial trading price per Shares of each Fund is expected to fall in the range of $10 to $250. Shares will not be individually redeemable; only Shares combined into Creation Units will be redeemable. Creation Units will not be listed or traded on an Exchange; only individual Shares will be listed and traded on an Exchange.

Applicant believes that the Shares must be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting the specified Creation Units for redemption. Applicant believes that this structure will permit efficiencies in pricing, respond to market needs and provide reductions in certain costs experienced by the Trust, including overhead costs such as custodial, transaction and fund accounting costs.

B.	The Adviser

The Adviser is a Delaware limited liability company, with its principal office in New York. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act). The Adviser is not and will not be an affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) of any Exchange on which Shares are listed.

The Adviser may enter into sub-advisory agreements with additional investment advisers to act as subadvisers with respect to any Fund (“Subadviser”). Any Subadviser will be registered under the Advisers Act and will not be an affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) of the Exchange on which the Fund’s Shares are listed.

The Adviser, subject to the oversight and authority of the board of directors or trustees of the Funds (the “Board”), will implement each Fund’s investment program and oversee the day-to-day portfolio activities of each Fund. If the Adviser engages a Subadviser, the Adviser will develop the overall investment program for each Fund and oversee the Subadviser’s activities. The Subadviser’s role will be the same, regardless of whether a Fund uses a replication strategy or a representative sampling strategy.

The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund. The Adviser or a Subadviser, or affiliates of the Adviser or a Subadviser, may be hired to provide such services to the Trust, including administration, custody, distribution and/or transfer agency services, subject to the Board’s approval.

C.	The Underlying Indices

The Underlying Index for the Initial Fund (the “Initial Index”) and the strategy of the Initial Fund is described in Appendix A.

Underlying Indices for the Funds may include: any domestic equity, foreign equity or fixed income index (respectively, a “Domestic Index,” “Foreign Index” or “Fixed Income Index”) or combination thereof. Each Domestic Index is an index comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets.7 Each Foreign Index is

[7]

Securities issued by non-domestic issuers may trade in the U.S. markets as Depositary Receipts, ordinary shares, and New York Shares. Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary. A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available. Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act, on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicant will serve as the depositary bank for any Depositary Receipts held by a Fund.

comprised of foreign equity securities. Each Fixed Income Index is comprised of domestic or foreign fixed income securities. Funds tracking Domestic, Foreign and Fixed Income Indices are, respectively, “Domestic Funds,” Foreign Funds” and “Fixed Income Funds.” 8 Each Underlying Index will employ a rules-based approach to determine the Component Securities, and weightings of the Component Securities, of the Underlying Index.

Certain Underlying Indices will include only long (as opposed to long and short) positions in Component Securities and in that regard will be substantially the same as indices that have been the subject of many previously granted exemptive applications (“Standard Indices”).9 Each Standard Index will be a Domestic Index, Foreign Index, Fixed Income Index or combination thereof. Funds based on Standard Indices are “Standard Funds.” The Initial Index will be a Standard, Foreign Index and the Initial Fund will be a Standard, Foreign Fund.

Underlying Indices that include both long and short positions in securities are referred to as “Long/Short Indices.” The Long/Short Indices will employ a rules-based approach to

[8]

Funds that invest in both domestic and foreign securities may be considered “Global Funds.” That portion of a Global Fund that invests in domestic securities will comply with requirements applicable to Domestic Funds, and that portion of a Global Fund that invests in foreign securities will comply with the requirements applicable to Foreign Funds. Similarly, Funds that invest in both equity and fixed income securities may be considered “Mixed Funds.” That portion of a Mixed Fund that invests in equity securities will comply with requirements applicable to equity securities of the type held, and that portion of a Mixed Fund that invests in fixed income securities will comply with the requirements applicable to fixed income securities of the type held.

[9]

See, e.g., In the Matter of FaithShares Trust, et al., Investment Company Act Release Nos. 28991 (Nov. 5, 2009) (notice) and 29065 (Dec. 1, 2009) and In the Matter of ShariahShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 29127 (Jan. 29, 2010) (notice) and 29130 (Feb. 2, 2010).

determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index. The Long/Short Indices will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings. Each Long/Short Index will be a Domestic Index, Foreign Index, Fixed Income Index or combination thereof. Funds based on Long/Short Indices are “Long/Short Funds.”

Underlying Indices that use a 130/30 investment strategy are referred to as “130/30 Indices.” The 130/30 Indices will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index. The 130/30 Indices will have a well-developed, specified methodology and have fully transparent Component Securities and weightings. Each 130/30 Index will be a Domestic Index, Foreign Index, Fixed Income Index or combination thereof. Funds based on 130/30 Indices are “130/30 Funds.”

CME Group Index Services LLC (d/b/a Dow Jones Indexes) (“Dow Jones Indexes”) will serve as the Index Provider for the Initial Fund and provide the Initial Index. The Initial Index is the Dow Jones China Select Dividend Index.

Dow Jones Indexes is not, and no Index Provider is or will be, an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust, a Fund, or a promoter, the Adviser, a Subadviser or the Distributor of the Trust or Funds.

D.	The Distributor

The Trust’s Distributor will be a broker-dealer registered under the Exchange Act and will act as the principal underwriter of the Initial Fund. The Distributor will distribute Shares on an agency basis. The Distributor will not be affiliated with any Exchange on which Shares are listed. Applicant requests that the Order also apply to future Distributors of the Trust that comply with the terms and conditions of the Order.

III.	APPLICANT’S PROPOSAL

A.	Operation of the Funds

1.	Capital Structure and Voting Rights; Book-Entry

Each Fund will have one class of Shares. Each Shareholder of the Trust (“shareholder”) will have one vote per Shares with respect to matters regarding the Trust or Fund for which a shareholder vote is required under the 1940 Act, the Rules promulgated thereunder or relevant state law.

Shares will be registered in book-entry form only. Funds will not issue individual share certificates, and no beneficial owner of Shares (referred to herein as “Beneficial Owners”) shall have the right to receive a certificate representing such Shares. The Depository Trust Company (“DTC”), a limited purpose trust company organized under the laws of the State of New York, or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of the DTC or DTC participants (e.g., broker-dealers, banks, trust companies, and other financial institutions) (“DTC Participants”). All references herein to rights of Beneficial Owners or shareholders of Shares shall reflect the rights of such persons, as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and DTC Participants.

2.	Investment Objectives and Principal Investment Strategies

Each Fund will seek investment results that correspond, before fees and expenses, to the price and yield performance of its Underlying Index. Each Fund may be a Domestic Fund, Foreign Fund, Fixed Income Fund,10 Global Fund and/or Mixed Fund. Applicant anticipates that many, if not all, of the Foreign Funds and Global Funds will invest a portion of their assets in Depositary Receipts representing the Component Securities of their respective Underlying Indices.

The Adviser may fully replicate an Underlying Index or use a “sampling” strategy to track an Underlying Index. A Fund that utilizes a representative sampling strategy will hold a basket of Component Securities, but may not hold all of the Component Securities (as compared to a Fund that uses a replication strategy that invests in substantially all of the Component Securities in the same approximate proportion as they appear in the Underlying Index). Such a sampling strategy has been commonly employed by Prior ETFs. A Fund using a representative sampling strategy will attempt to match the risk and return characteristics of a Fund’s portfolio to the risk and return characteristics of its Underlying Index. Use of the representative sampling strategy may prevent a Fund from tracking the performance of its Underlying Index with the same degree of accuracy as would a Fund that invests in every Component Security of the Underlying Index. Applicant expects that each Fund will have a tracking error relative to the performance of its Underlying Index of less than 5 percent.

[10]

Future Funds may be based on Fixed Income Indices, which may include Component Securities with embedded options. However, the bonds in each Fixed Income Index should be readily tradable on the market because each index will be comprised of U.S. Treasury and agency securities, which are highly liquid, and/or liquid corporate and non-corporate bonds. To the extent a particular bond is less liquid than another bond with similar characteristics, the Adviser’s sampling techniques should permit the Adviser to replace the less liquid bond with a more liquid bond. For these reasons, the Applicant does not believe bonds with embedded options in the Fixed Income Indices or in Deposit Securities will have a material impact on the creation or redemption process, or the efficiency of the arbitrage mechanism for the Funds.

There are many benefits to the employment of sampling strategies with respect to Fixed Income Funds. For example, the Adviser can avoid bonds that are relatively expensive (i.e., bonds that trade at perceived higher prices or lower yields due to supply or demand) but have the same relative risk, value, duration and other characteristics as less expensive bonds. In addition, the use of sampling techniques permit the Adviser to exclude bonds that it believes will soon be deleted from the Fixed Income Index. The Adviser can also avoid holding bonds it deems to be less liquid than other bonds with similar characteristics, facilitating a more tradable portfolio. Lastly, the Adviser can develop a Deposit Basket (as defined below) that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

The Funds may invest up to 20% of total assets (the “Asset Basket”) in (a) securities other than Component Securities, (b) “Financial Instruments” (including (i) futures contracts, (ii) options on securities, indices and futures contracts, (iii) equity caps, collars and floors, (iv) swap agreements and (v) forward contracts) and (c) money market instruments (“Money Market Instruments”).11 Funds may hold in their Asset Basket the instruments described in (a) through (c) to the extent that the Adviser believes such investments should help the Fund’s overall portfolio track the Underlying Index.

a. Standard Funds

Each Standard Fund will invest at least 80% of total assets in Component Securities or, as applicable, Depositary Receipts or TBA Transactions (as defined below) representing Component Securities. The remainder of each Standard Fund’s assets will be its Asset Basket and may be invested as described above.

[11]

For purposes of this Application, the term Money Market Instruments means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, and includes U.S. government securities and repurchase agreements. All Money Market Instruments held by a Fund will meet the definition of “Eligible Security” in Rule 2a-7 under the 1940 Act.

b. Long/Short Funds

Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. The net investment exposure of each of the Long/Short Funds will equal its net assets.

With respect to a Long/Short Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of the Long/Short Index. With respect to a Long/Short Fund’s short position, each Fund expects to hold short positions in Component Securities from the short portion (“Short Positions”) of the Long/Short Index. Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions), including Short Positions, of the Long/Short Index.12 The remainder of each Long/Short Fund’s assets will be its Asset Basket and may be invested as described above. To the extent required by Section 18(f) of the 1940 Act, Portfolio Securities and/or cash in a Long/Short Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.13

c. 130/30 Funds

Each 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 30% of total net assets, as specified by the underlying 130/30 Index. The net investment exposure of each of the 130/30 Funds will equal its net assets.

[12]	For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

[13]

See Securities Trading Practices of Registered Investment Companies, Investment Company Act Rel. No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

With respect to a 130/30 Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of the 130/30 Index. With respect to a 130/30 Fund’s short position, each Fund expects to hold Short Positions.

Each Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.14 By way of example, assuming total assets equal $100, the Domestic 130/30 Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positions of its underlying Domestic 130/30 Index. The Domestic 130/30 Fund would then establish Short Positions in short positions dictated by the Domestic 130/30 Index. In connection with the establishment of the Short Positions, the Domestic 130/30 Fund would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Domestic 130/30 Index. It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities, Financial Instruments or Money Market Instruments as deemed appropriate by Adviser to track the Domestic 130/30 Index. To the extent required by Section 18(f) of the 1940 Act, Portfolio Securities and/or cash in the Domestic 130/30 Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.15

Foreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30 Indices or Depositary Receipts representing Component Securities that are specified for the long

[14]

Applicant uses the following naming convention throughout the Application: a Domestic Index that is a 130/30 Index is referred to as a “Domestic 130/30 Index;” and a Fund that seeks to track a Domestic 130/30 Index is referred to as a “Domestic 130/30 Fund.” This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a “Foreign Long/Short Index,” and a Fund that seeks to track a Foreign Long/Short Index is referred to as a “Foreign Long/Short Fund,” etc.

[15]	See supra note 13.

and short positions in their Foreign 130/30 Indices. Fixed Income 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indices or TBA Transactions (as defined below) representing Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indices.

Creation Units of 130/30 Funds will generally be purchased and redeemed for a Deposit Basket or Redemption Basket. The Adviser may permit only one method if in its sole discretion it believes that such method of creation or redemption is in the best interests of the Fund.

d. Short Positions

There will be no Financial Instruments or Short Positions in the Creation Deposit or on the list of Redemption Securities for a Fund, including for any Long/Short or 130/30 Fund because Financial Instruments and Short Positions cannot be transferred in kind. The Long/Short Funds’ and 130/30 Funds’ holdings of Financial Instruments and Short Positions, along with Creation Deposit information, will be provided in both the IIV File (as defined below), which will be available upon request, and in the full portfolio holdings disclosure, which will be on the Funds’ publicly available website (“Website”). Given either the IIV File (as defined below) or the Website disclosure, anyone will be able to know in real time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds, the investment characteristics of any Financial Instruments and Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

3.	The Initial Fund

The Initial Fund is the KraneShares Dow Jones China Select Dividend ETF. See Appendix A for a description of the Initial Fund.

4.	Listing and Trading

The Shares will be listed on an Exchange. The Distributor will serve as principal underwriter of the Funds. The principal secondary market for the Shares will be the Exchange on which they are primarily listed, as applicable (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in Shares. Shares traded on the Primary Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs, and it is expected that one or more Exchange member firms will be designated to act as a specialist (“Exchange Specialist”) or market maker (“Market Maker”) and maintain a market for the Shares trading on the Primary Listing Exchange or such other Exchange.16 No Market Maker for Shares of any Fund will be an affiliated person of, or an affiliated person of an affiliated person of, the Fund, except potentially under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of Shares, as described below. Shares may also be cross-listed on one or more foreign securities markets.

B.	Sale of Shares

1.	General

a.	Creation Units

Each Fund will issue, on a continuous offering basis, Creation Units, which will typically be between 25,000 and 100,000 Shares, as will be stated in the relevant Fund’s

[16]

If Shares are listed on Nasdaq or a similar electronic Exchange (including Arca), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on the Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.

prospectus (“Prospectus”), as contained in the Trust’s registration statement on Form N-1A (“Registration Statement”) . The size of such Creation Units will be determined by the Adviser, based in part on the estimated initial trading price per Shares of the Fund, its Underlying Index, if applicable, and anticipated investors. The initial offering price of a Creation Unit will be a minimum of $1 million.

Purchases and redemptions of Creation Units of the Funds are expected to be made by means of an in-kind tender by the purchaser of specified securities designated by the Adviser or the Subadviser (“Deposit Securities”), with any cash portion of the purchase price and redemption proceeds (“Balancing Amount”) to be kept to a minimum. Financial Instruments and Short Positions cannot be transferred “in-kind,” and therefore will not be included in the Deposit Securities and Redemption Securities (as defined below) for the Funds. Together, the Deposit Securities and Balancing Amount constitute the “Deposit Basket.” The Balancing Amount will be an amount equal to the difference, if any, between the total aggregate market value of the Deposit Securities or Redemption Securities (defined below), as applicable, and the NAV per Creation Unit next determined. This “in-kind” approach will minimize, to the extent possible, each Fund’s need to liquidate its portfolio securities (“Portfolio Securities” and, together with other instruments in the Fund portfolio, “Portfolio Investments”) to meet redemptions and to use cash to acquire Portfolio Securities following purchases of Shares. It should therefore permit closer correlation with, and tracking of, the relevant Underlying Index.

With respect to the Standard Funds, Deposit Securities and Redemption Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities (l) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, (2) consist only of securities that are already included among the existing Portfolio Securities, and (3) are the same for all Authorized Participants on a given Business Day. In either case, a basket of Deposit Securities or Redemption Securities and a true pro rata slice of the Portfolio Securities may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradable round lots, or (c) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index. A tradable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

With respect to the Long/Short Funds and 130/30 Funds, Deposit Securities and Redemption Securities that represent Component Securities from the long portion of the relevant Underlying Index either (a) will correspond pro rata to the long Portfolio Securities of the relevant Long/Short Fund or 130/30 Fund, or (b) will not correspond pro rata to the long Portfolio Securities, provided that the Deposit Securities and Redemption Securities (1) consist of the same representative sample of the long Portfolio Securities designed to generate performance that is highly correlated to the performance of the long Portfolio Securities, (2) consist only of securities that are already included among the existing long Portfolio Securities, and (3) are the same for all Authorized Participants on a given Business Day. In either case, a basket of Deposit Securities or Redemption Securities and a true pro rata slice of the long Portfolio Securities may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradable round lots, or (c) for temporary periods, to effect changes in the long Portfolio Securities as a result of the rebalancing of an Underlying Index. A tradable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

The Trust may permit, in its discretion and with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash-in-lieu of depositing some or all of the requisite Deposit Securities. In addition, over time the Trust may conclude that operating the Funds on an in-kind basis may present operational problems for the Funds. In order for the Trust to preserve maximum efficiency and flexibility, the Initial Funds and any Future Fund reserve the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units of Funds; to the extent made at all in the future, would be made if the Trust and the Adviser believed such method would substantially minimize the Trust’s transaction costs or would enhance the Trust’s operational efficiencies.

Creation Units will be sold through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE, ordinarily 4:00 p.m. Eastern Time (“E.T.”), on each day that the NYSE is open for business. The Trust will sell and redeem Creation Units of each Fund on any day that a Fund is required to be open under Section 22(e) of the 1940 Act (each such day, a “Business Day”). Each Fund will always have a fixed number of Shares in a Creation Unit as specified in the Prospectus for such Fund.

Shares will be listed and traded on an Exchange in the same manner as other equity securities. The price of Shares trading on an Exchange will be based on a current bid/offer market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of Shares by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by Prior ETFs, whose individual securities all trade in the secondary market. Applicant has been informed that Prior ETFs have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the Funds will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV.

As mentioned above, in order to keep costs low and permit each Fund to be as fully invested as possible, it is expected that Shares of each Fund will be purchased in Creation Units in exchange for a Deposit Basket. Likewise, to keep costs low and minimize liquidity problems, it is expected that redemptions of Creation Units will be made by the Trust in exchange for a Redemption Basket, as defined below.

b.	Transaction Fees

Each Fund may impose transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Creation Units. The Transaction Fees will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time. The purpose of the Transaction Fees is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions in connection with the purchase and redemption of Creation Units. Where the Adviser permits an in-kind purchaser to substitute cash in lieu of certain Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such securities, including operational processing and brokerage costs (such as part or all of the spread between the expected bid and offer side of the market relating to such securities).

The amount of the maximum Transaction Fee for each Fund and the method of calculating such Transaction Fees will be set separately. Variations in the Transaction Fees may be imposed from time to time in accordance with Rule 22d-1 under the Act. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

c.	Timing and Transmission of Purchase and Redemption Orders

All orders will be required to be received by the Order Cut-Off Time (as defined below) in order to be processed on the same Business Day (the “Transmittal Date”). The “Order Cut-Off Time” of each Fund is the time at which the Fund calculates its NAV. Each Fund currently intends to calculate its NAV at the close of regular trading on the NYSE (ordinarily 4:00 p.m. E.T.). Thus, Order Cut-Off Time of each Fund is currently generally expected to be 4:00 p.m. E.T. The Order Cut-Off Time will be disclosed to Authorized Participants in the Participant Agreement (both as defined below).

The Order Cut-Off Time may be truncated in the case of custom orders. “Custom orders” may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security that may not be (a) available in sufficient quantity for delivery or (b) eligible for trading by the transacting Authorized Participant or the investor for which it is acting. Specifically, the Order Cut-Off Time may be shortened by up to two (2) hours in the case of custom orders. Currently, in the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. E.T. In addition, on days when the Exchange or bond markets close earlier than normal, the Funds may require orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for Fixed Income Funds is expected to be no later than 11:00 a.m. E.T.

d.	Placement of Purchase Orders

All orders to purchase Creation Units must be placed on a Business Day with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement System of the NSCC (“CNS System”), a clearing agency registered with the Commission, or (2) a DTC Participant, which, in either case, has signed a “Participant Agreement” with the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. An Authorized Participant is not required to be a member of an Exchange. The Distributor will furnish to those placing such orders acknowledgement that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form by the Order Cut-Off Time.

Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the entity placing the order. The Distributor will be responsible for delivering, as necessary, the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to an administrator.

2.	Payment for Creation Units

a.	General

As noted above, purchases of Creation Units generally will be made by a deposit with the Fund of a Deposit Basket. Authorized Participants purchasing Creation Units of Shares must either: (1) initiate instructions pertaining to Deposit Baskets through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Clearing Process”) or (2) deliver Deposit Baskets to the Trust outside the Clearing Process, through the facilities of DTC (“DTC Process”).

The Custodian, transfer agent or index receipt agent, as applicable, will make available through the NSCC on each Business Day, prior to the opening of trading on the NYSE (currently 9:30 a.m. E.T.) the list of the names and the required number of shares of each Deposit Security (based on information at the end of the previous Business Day) and the Balancing Amount in the Deposit Basket for each Fund.17

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Applicant expects the same information to be provided prior to the opening of trading on any Exchange that is the Primary Listing Exchange for Shares. Applicant does not believe that all-cash payments will affect arbitrage efficiency. This is because it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash. The important function of the arbitrageur is to bid the market price of Shares of any Fund up or down until it converges with the NAV. This can occur regardless of whether the arbitrageur is allowed to create in cash or with Deposit Securities. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying securities and/or Financial Instruments.

In addition, each Fund reserves the right to permit the substitution of a cash-in-lieu amount to be added to the Balancing Amount, if any, to replace any Deposit Security which: (1) may be unavailable or not available in sufficient quantity for delivery to the applicable Fund upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer through the Clearing Process or DTC Process, or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When either cash-in-lieu or all cash payments of Creation Units are available or specified for a Fund, they will be effected in essentially the same manner as in-kind purchases of Shares. In the case of a cash-in-lieu purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an in-kind purchase, plus the same Balancing Amount required to be paid by an in-kind purchaser.

To the extent an Underlying Index includes mortgage-backed securities, the Trust intends to substitute a cash amount to replace any Deposit Security or Redemption Security that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

A Deposit Basket will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until the next Deposit Basket is made available. The Deposit Securities will change from time to time to reflect rebalancing adjustments and corporate action events as well as adjustments to the weighting or composition of the Component Securities in any Underlying Index, if applicable. The Balancing Amount and Transaction Fee may be referred to collectively as the “Cash Component” of a purchase or redemption order.

b.	Settlement and Clearing of Purchase and Redemption Orders

Purchase orders for creations and redemptions of Creation Units will be processed either through the enhanced Clearing Process or through the manual DTC Process. Settlement and clearing of foreign securities, however, presently cannot be made using either the Clearing Process or the DTC Process.

The enhanced Clearing Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. With respect to domestic equities, the enhanced clearing process is available, but only to those DTC Participants that also are participants in the CNS System of the NSCC. By contrast, the manual DTC Process, which is available to all DTC Participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the Clearing Process can act on instructions regarding the movement of one unitary basket that automatically processes the movement of hundreds of securities, DTC may charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

For Funds investing in foreign equities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and cash. If applicable, the sub-custodians will confirm to the Custodian that the required securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities and/or cash have been delivered.

The fixed income securities that are Deposit Securities will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Other Deposit Securities will settle in accordance with the normal rules for settlement of such securities in the applicable market.

Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and/or cash and will instruct the movement of Shares only upon validation that such securities and/or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and/or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund. Applicant does not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of a Fund.18

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Applicant notes that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (T+3) basis. Where this occurs, Applicant believes that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Investments through each Share’s T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicant anticipates that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicant does not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Exchange Specialists and/or Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

Each Fund generally recoups the settlement costs charged by NSCC or DTC by imposing a Transaction Fee on investors purchasing and redeeming Creation Units. For this reason, investors purchasing or redeeming through the DTC Process will generally pay a higher Transaction Fee than will investors doing so through the Clearing Process.

C.	Pricing of Shares

The secondary market price of Shares trading on an Exchange will be based on a current bid/offer market. The secondary market price of Shares of any Fund, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the Portfolio Investments held by such Fund. Shares will be available for purchase or sale on an intraday basis on an Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.

Applicant believes that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange or another independent third party of the current Indicative Intra-Day Value (“IIV”) of each Fund, will be features of the Trust particularly attractive to certain types of investors. Applicant intends to emphasize these features in the marketing of Shares.

D.	Redemption

Shareholders of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Distributor, which will act as the Trust’s agent for redemption. Redemption orders must be placed by, or through, an Authorized Participant. Creation Units of each Fund will be redeemable at their NAV per Share next determined after receipt of a request for redemption in good order. The Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of Shares of a Fund in cash, “in-kind,” or in any combination thereof provided the value of each redemption payment equals the NAV per Creation Unit of such Fund.

Except with respect to certain Foreign Funds (as discussed below), consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except at the following times: (1) any period during which the NYSE is closed other than customary weekend and holiday closings; (2) any period during which trading on the NYSE is suspended or restricted; (3) any period during which an emergency exists as a result of which disposal of the Portfolio Investments is not practicable or it is not reasonably practicable fairly to determine the value of the Portfolio Investments; or (4) in such other circumstances as permitted by the Commission.

With respect to a redemption, a redeeming shareholder will receive a basket of Portfolio Securities (“Redemption Securities”) and the Balancing Amount (“Redemption Basket”) in effect on the date a request for redemption is made, plus or minus any Transaction Fee.19 The index receipt agent, transfer agent or Custodian, as applicable, on the Trust’s behalf, will publish daily the Redemption Basket.20 An investor may receive cash-in-lieu in place of a Redemption Security in certain circumstances, as described above with respect to creations.

Except as permitted pursuant to any relief under the Order from Section 22(e), the Trust will transfer the Redemption Basket to the redeeming Beneficial Owner no later than the third Business Day next following the date on which request for redemption is made.

The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that are exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the

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In the event that the Trust or any Fund is terminated, the composition and weighting of the securities to be made available to redeemers shall be established as of such termination date. There will be no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Trust or the Funds entitled to vote. Although the Shares will not be automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted power to alter the number of Shares in a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust could elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

[20]

The Adviser and the Distributor will adopt a Code of Ethics as required under Rule 17j-1 of the 1940 Act, which will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser will also adopt Policies and Procedures to Detect and Prevent Insider Trading as described in Section 204A of the Advisers Act, which will be reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act and the Exchange Act or the Rules or regulations thereunder, of material non public information. Similarly, any Subadviser to a Fund will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

relevant Fund, which delivery must be made to the Trust through the Clearing Process or DTC Process, according to the procedures set forth in the Participant Agreement. If a request for redemption is rejected by the Trust, the Trust will so notify the redeemer, which may re-submit the request in good order.

E.	Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.

F.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units are anticipated to be imposed by any Fund. As indicated above, each Fund may impose a Transaction Fee on those investors purchasing and redeeming Creation Units of its Shares. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions. It is anticipated that the Trustees will adopt a “12b-1 Plan” for each Fund in accordance with Rule 12b-1 under the 1940 Act. The fees payable under the 12b-1 Plan may differ by Fund. The Trust does not presently intend to charge fees under the 12b-1 Plan.

G.	Shareholder Reports

The Trust will furnish to DTC Participants for distribution to Beneficial Owners (a) the required notifications with respect to each distribution and (b) an annual notification as to the tax status of such Fund’s distributions. The Trust will also distribute its semi-annual report and its annual report containing audited financial statements to Beneficial Owners through DTC and DTC Participants.

H.	Sales and Market Materials

In all marketing materials where the features or method of obtaining, buying or selling Creation Units are described, or where there is reference to redeemability, there will be a prominent statement or statements to the effect that (i) individual Shares trading on an Exchange are not individually redeemable and that owners of Shares may acquire and tender such Shares for redemption to the Trust in Creation Units only and (ii) the purchase price and sale price of individual Shares trading on an Exchange may be below, at, or above the most recently calculated NAV for such Shares. Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF,” an “investment company,” a “fund,” or a “trust.” The same approach will be followed in connection with shareholder reports and other investor education materials issued or circulated in connection with the Shares.

I.	Availability of Information Regarding Fund Shares and Underlying Indices

1.	General

The daily NAV for each Fund will be calculated and disseminated publicly each Business Day by the Fund’s administrator.

a.	Information Provided to Authorized Participants

All Authorized Participants may access the following information. Those Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file (“PCF”) from a third-party data vendor.

At the end of each Business Day, the Trust will prepare the next day’s Deposit Basket and the Redemption Basket for the Funds and send this information to the transfer agent, Custodian or index receipt agent, as applicable. The same evening, that party will add to this the

Balancing Amount effective as of the close of business on that Business Day and create a PCF for each Fund, which it will transmit to NSCC before the start of the next Business Day. The information in the PCF will include information on the cash and Money Market Instruments in the Fund’s portfolio and be available to all NSCC members. Except as discussed below, the PCF will provide information sufficient to calculate the IIV for the Funds during the next Business Day and disclose the full portfolio that will be the basis for the next day’s NAV calculation.

The NSCC’s system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and Money Market Instruments. As a result, it is not currently capable of processing information with respect to Short Positions and Financial Instruments. Therefore, for the Long/Short Funds and 130/30 Funds, the Adviser will provide full portfolio holdings disclosure on the Website and has developed an “IIV File,” which it will use to disclose the Funds’ full portfolio holdings, including of Short Positions and Financial Instruments, until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC’s PCF system can process such information. Before the opening of business on each Business Day (i) the Trust, Adviser or index receipt agent, on the Trust’s behalf, will make the IIV File available by email upon request; and (ii) the Adviser will disclose on the Website the identities and quantities of Portfolio Investments of each Long/Short Fund or 130/30 Fund that will form the basis for the Funds’ calculation of NAV at the end of the Business Day.

The portfolio holdings disclosure on the Website and the IIV File each will contain information sufficient by itself for market participants to calculate a Fund’s IIV during the next Business Day and effectively arbitrage the Fund. For example, the following information will be provided in the IIV File for a Fund holding equity securities and Short Positions and/or Financial

Instruments: (A) the total value of the equity securities and Short Positions held by such Fund, (B) the total value of swaps held by such Fund based on the units and closing price of the swaps (together with an indication of any index on which such swap is based and whether the Fund’s position is long or short), (C) the total value of any futures contracts (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (D) the number of futures contracts held by the Fund (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (E) the Fund’s total assets and total shares outstanding, and (F) a “net other assets” figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund’s Financial Instruments through the end of the Business Day immediately preceding the publication of the IIV File. The IIV File for a Fund holding collars, caps or other Financial Instruments would contain analogous information for such instruments. Information regarding cash and Money Market Instrument positions will also be disclosed in the IIV File for such Fund. For Funds accepting all-cash payments for purchase orders and making all-cash payments for redemption orders, the IIV File will permit NSCC participants to calculate the IIV of such Funds as well as the amount of cash required to create a Creation Unit and to be received upon redemption of a Creation Unit on that Business Day.

b.	Information Provided to Authorized Participants and the General Public

In addition, the Trust, Adviser or index receipt agent, on the Trust’s behalf, will make publicly available the full portfolio holdings of each Long/Short Fund and 130/30 Fund on the Website. This Website disclosure will be made and updated daily and will include, as applicable, the names and number of shares held of each security in a Fund’s portfolio, whether a long position or a Short Position, including the security identifier (e.g., CUSIP or ticker symbol). Similar information on Financial Instruments, including the aggregate notional value, Money Market Instruments and cash in each Fund’s portfolio will also be provided. 21 The portfolio holdings information made available on the Website on each Business Day will form the basis for the relevant Fund’s NAV calculation as of 4:00 pm E.T. on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day.

Authorized Participants and the general public, however, will have access to even more information. The Primary Listing Exchange or another third party will also calculate and publish the IIV and the current updated value of each Underlying Index, as described below.

2.	IIV

The IIV is designed to provide investors with a reference value that can be used in connection with other related market information. With respect to Domestic or Foreign Funds, Applicant expects the Primary Listing Exchange to disseminate, every 15 seconds, during regular trading hours, through the facilities of the Consolidated Tape Association, the IIV for each Fund, on a per Shares basis.

The Primary Listing Exchange or another independent third party will calculate the IIV throughout the trading day by (i) calculating the current value of the Deposit Securities and any Short Positions, (ii) calculating the estimated amount of cash and/or Money Market Instruments per Creation Unit held in the Funds’ portfolio (“Estimated Cash”), (iii) calculating the current in-

[21]

The information on the public Website will be the same as that disclosed to Authorized Participants in the IIV File, except that (i) the information provided on the Website will be formatted to be reader-friendly and (ii) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the IIV File will be calculated and displayed on a per Creation Unit basis. Both the IIV File and the Website, as well as the PCF, will reflect dividends paid and accruals for expenses incurred, as well as the next Business Day’s estimated dividend and expense accrual information. While Applicant intends to make the Website disclosure reader-friendly, the PCF and IIV File will be formatted so as to be compatible with the systems that the Primary Listing Exchange and Authorized Participants use to retrieve and process such data.

the-money or out-of-the-money value of the Financial Instruments held by the Fund, if any (iv) adding (i) through (iii) to arrive at a value and (v) dividing that value by the number of Shares in a Creation Unit to obtain the IIV.

Neither the Primary Listing Exchange nor any other independent third party provider will guarantee the accuracy or completeness of the IIV. In addition, neither the Trust nor the Adviser will be responsible for the calculation or dissemination of the IIV. They will, therefore, make no warranty as to its accuracy or its usefulness to traders of Shares.

Applicant notes with respect to Foreign Funds that the international markets where their Deposit Securities trade may close prior to the Order Cut-Off Time for the Funds; therefore, the value of Foreign Funds’ Deposit Securities will continue to be updated only for foreign exchange currency rates through the remainder of the Foreign Funds’ trading day at the prescribed 15-second intervals. Applicant also notes that, for the Fixed Income Funds, a third party will likely calculate the IIV and a major market data vendor will disseminate the IIV as, to date, Exchanges have not generally provided such services with respect to Fixed Income Funds.

3.	Underlying Index Value

Applicant understands that the value of each Underlying Index, other than a Fixed Income Index, will be updated intra-day on a real time basis as its individual Component Securities change in price. These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the trading day by the Primary Listing Exchange or a third party organization authorized by the relevant Index Provider. The Fixed Income Indices are calculated and published once a day, rather than every 15 seconds during the day.

4.	Additional Information and Data

The Website will include the Prospectus, the Statement of Additional Information (“SAI”), and quantitative information for all Funds, updated on a daily basis, including the market closing price or the midpoint of the bid/ask spread at the time of calculation of the relevant Fund’s NAV (“Bid/Ask Price”) and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. Also, Applicant expects the Primary Listing Exchange to disseminate a variety of data with respect to Shares on a daily basis by means of CTA and CQ High Speed Lines, including the NAV and the number of Shares outstanding as of the previous day’s close. In addition, the previous day’s closing price of the securities in each Deposit Basket and Short Positions will be readily available from, as applicable, the relevant Exchange, automated quotation systems, publications, on-line information services such as Quotron, Bloomberg or Reuters or other public sources. Similarly, the previous day’s closing price and volume of Shares will be published daily in the financial sections of many newspapers. In addition, secondary market prices and volume of Shares will be available on a real time basis throughout the trading day.

Applicant expects, given the history of the Prior ETFs, that Shares will be followed by stock market and mutual fund professionals as well as investment advisers who will offer their analysis of why investors should purchase, hold, or sell Shares. Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

J.	Likely Purchasers of Fund Shares

Applicant expects that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of one or more Funds, including institutional investors, arbitrageurs, traders and other market participants. First, institutional investors, including traders, may wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. Second, arbitrageurs, who stand ready to take advantage of any slight premium or discount in the market price of a Fund’s Shares on the Exchange measured against the Fund’s NAV, may seek to transact in Creation Units. Applicant does not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicant believes that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market in Shares, as well as keep the market price of Shares close to their NAV. Third, Exchange Specialists and Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with their market-making activities. In the above examples, those who purchase Shares in Creation Units may hold those Shares or may at a later time sell such Shares into the secondary market.

Applicant believes that there is also a significant segment of institutional and retail investors interested in buying and selling market basket index securities on an intra-day, short-term or long-term basis. Applicant therefore expects that secondary market purchasers of Shares will include both institutional and retail investors for whom Shares provide a useful, retail-priced, exchange-traded mechanism that provides risk limited to the amount invested. Market participants of all types, including institutional and retail investors, financial advisers and portfolio managers, have expressed interest in the availability of a product that would help them manage their exposure to market and factor risk on a low-cost basis and with the risk of loss limited to the amount of their initial investment.

As discussed above, certain Funds may invest up to 20% of total assets in Financial Instruments. Applicant believes that the use of such Financial Instruments will neither alter the arbitrage opportunities nor inhibit arbitrage activity. The Adviser expects that the arbitrageurs and other institutional investors will take advantage of premiums or discounts in the market price of Shares as described above, just as such entities now do in connection with the shares of the Prior ETFs. The Adviser believes that the PCF and/or the IIV File will continue to provide all of the data necessary to facilitate trading and/or investment by such institutional investors.

Shares of ETFs trade via unlisted trading privileges (“UTP”) on the NYSE and various regional exchanges. Thus, in addition to the Exchange Specialists or Market Makers on the Primary Listing Exchange, as applicable, persons seeking liquidity for transactions in ETF shares have numerous options. These participants, including electronic communications networks (“ECNs”), are expected to be active in the trading of Shares.

Furthermore, the liquidity of ETFs, unlike traditional equity securities, is not derived solely from market participants and their willingness to transact in a particular ETF, but also from the liquidity in the portfolio securities held by such ETF. Therefore, as long as Authorized Participants are able to deliver or receive the securities and/or cash in exchange for Creation Units, there will be liquidity in the Shares as a result of the arbitrage opportunities discussed above. No Exchange Specialist or Market Maker will be an affiliated person, within the meaning of Section 2(a)(3) of the 1940 Act, of a Fund, promoter, or principal underwriter of a Fund, or an affiliated person of such persons, except under Sections 2(a)(3)(A) or 2(a)(3)(C) of the 1940 Act due to ownership of Shares.

K.	Disclosure Documents

The primary disclosure document for the Shares will be the Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a Prospectus. In addition, a Prospectus will accompany each secondary market sale of the Shares.

Each Fund’s Prospectus will comply with the new Form N-1A in all respects.22 All marketing materials that (1) describe the features or method of obtaining, buying or selling Creation Units, (2) describe Shares traded on the Exchange, or (3) refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Shares. The Funds will provide copies of their Shareholder Reports to DTC Participants for distribution to Beneficial Owners.

IV.	IN SUPPORT OF THE APPLICATION

Applicant seeks an order from the Commission (1) permitting the Trust as an open-end investment company to issue Shares that are redeemable in Creation Units only (exemption from Sections 2(a)(32) and 5(a)(1)); (2) permitting secondary market transactions in Shares at

[22]	Investment Company Act Release No. 28584 (Jan. 13, 2009).

negotiated prices, rather than at the current offering price described in the Prospectus (exemptions from Section 22(d) and Rule 22c-1); (3) permitting certain Foreign Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption (exemption from 22(e)); (4) permitting certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the “in-kind” purchase and redemption of Creation Units (exemption from Sections 17(a)(1) and 17(a)(2)); (5) Acquiring Funds to acquire Shares beyond the limits of Section 12(d)(1)(A) of the 1940 Act; (6) certain Funds and/or any Broker or Distributor to sell Shares to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act; and (7) permitting a Fund affiliated with an Acquiring Fund to sell its Shares to, and redeem its Shares from, the Acquiring Fund and to engage in the accompanying in-kind transactions (exemption from Sections 17(a)(1) and 17(a)(2)); all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act or of any rule or regulation under the 1940 Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicant believes that Shares will afford the following significant benefits in the public interest: increased investment opportunities, which should encourage diversified investment; in the case of individual Shares of each Fund, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only their once-daily NAV price; a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; a security that should be freely available in response to market demand; competition for comparable products available in the U.S. market; increased capital in the U.S. equity market; enhanced liquidity; efficiency of trading in basket instruments based on the Underlying Indices; and, in the case of certain Funds, a more tax-efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicant believes the Shares of the Trust are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the 1940 Act].

The “in-kind” transfer of securities for both the sale and redemption of Creation Units of each Fund will be made on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units will be sold and redeemed by the Trust at their next-calculated NAV. The Deposit Basket for one or more Creation Units will be based on a standard applicable to all purchasers and valued in the same manner in all cases. Similarly, in-kind redemptions of Creation Units will apply equally to all in-kind redemptions of Creation Units. Such transactions therefore do not involve “overreaching” by an affiliated person. Accordingly, Applicant believes the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received in connection with the purchase and sale of Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the 1940 Act’s policies and those of the Trust and the Funds; and are consistent with the general purposes of the 1940 Act.

Applicant also requests relief under Section 12(d)(l)(J) of the 1940 Act to exempt certain transactions involving the Trust from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. Applicant requests the exemption to permit Acquiring Funds to acquire shares of a Fund beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B). Acquiring Funds exclude registered investment companies that are part of the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Funds.

In addition, Applicant requests an order that would permit the Funds, the Distributor and any Broker registered under the Exchange Act to knowingly sell Shares of a Fund to an Acquiring Fund in excess of the limits prescribed by subparagraphs (i) and (ii) of Section 12(d)(1)(B).

Applicant requests that 12(d)(1) Relief apply to: (i) Funds that are advised by the Adviser and in the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Trust; (ii) each Acquiring Fund that enters into a participation agreement with the Fund (“Participation Agreement”), as described below, to purchase shares of the Fund; and (iii) the Distributor and any Broker that knowingly sells Shares of a Fund to an Acquiring Fund in excess of the applicable limits prescribed by Section 12(d)(1)(B).

Each Acquiring Fund would enter into a Participation Agreement, which would comply with the conditions of the requested order. Each Acquiring Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (the “Acquiring Fund Adviser”) and may be sub-advised by one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each an “Acquiring Fund Sub-adviser”). Any Acquiring Fund Adviser or Acquiring Fund Sub-adviser will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor (“Sponsor”).

Applicant submits that the proposed conditions to the relief requested in this Application, including the requirement that Acquiring Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and 12(d)(1)(B), and that the requested exemption is consistent with the public interest and the protection of investors. The proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a progressive way as the concept of investment companies investing in other investment companies evolves over time.

Applicant believes that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. The exemptions and Order requested are also substantially similar to those granted to the Prior ETFs.

V.	REQUEST FOR EXEMPTIVE RELIEF

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer. The term “redeemable security” is defined in Section 2(a)(32) of the 1940 Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer . . . is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicant believes that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Trust could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities under the terms of which an owner may receive his proportionate share of the issuing Funds’ current net assets. The unusual aspect of Shares is that holders of such shares are entitled to redeem them only when they are tendered in a Creation Unit. Because the redeemable Creation Unit can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. In light of this possible analysis, Applicant requests an order to permit the Trust to register as an open-end management investment company and issue individual Shares of Funds that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable from the Trust in accordance with the provisions of the 1940 Act. Each investor is entitled to purchase or redeem Creation Units rather than trade individual Shares of a Fund in the secondary market, and tender the resulting Creation Unit for redemption. In certain cases, however, the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to buy or sell Shares in the secondary market during the course of a Business Day at prices that do not vary substantially from the most recently calculated IIV. For the same reason, investors should further be able to buy or sell Shares in the secondary market at or close to 4:00 p.m. E.T. on a Business Day at prices that do not vary substantially from the NAV for that Business Day.

Permitting Funds to be redeemed in Creation Units only does not appear to thwart the purposes of Sections 2(a)(32) and 5(a)(1) or any other provision of the 1940 Act. As Applicant has noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940. Applicant believes that Shares may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect. Applicant further believes that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicant hereby requests that this exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the 1940 Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at a current public offering price described in the prospectus.

Rule 22c-1 provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and will trade both on and away from the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order.23 The purchase and sale of the Shares in the secondary market, therefore, will neither be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor made in cash at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicant believes that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing for the Shares of each Fund. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of investment company shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.24 Applicant believes that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices.

[23]	Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in Shares through the facilities of such Exchange.

[24]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares. Secondary market transactions in Shares would not cause dilution for owners of such shares, because such transactions do not directly involve Trust assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist for Shares during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

As to the third possible purpose of Section 22(d), Applicant believes that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit of such Shares; therefore, no dealer should have an advantage over any other dealer in the sale of Shares. Indeed, Applicant believes that the presence of an Exchange Specialist or Market Maker will enhance liquidity. The Exchange Specialist has an obligation to promote a fair and orderly market (e.g., a responsibility to effect trades to alleviate temporary disparities in supply and demand for Shares of each Fund), which should enhance liquidity, and Market Makers will actively compete as liquidity providers to provide a vibrant market in Shares on relevant Exchanges. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares of a particular Fund fall below the NAV of such Fund, an investor needs only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

Applicant believes that the nature of the markets in the securities comprising each Underlying Index will be the primary determinant of any premiums or discounts between the Shares market price and NAV. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the portfolio investments held by a Fund. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the NAV next computed by the Trust. Indeed, such an investor might not wish to wait for the computation of such NAV before selling or purchasing. Applicant believes that this ability to execute a transaction in Shares at an intra-day trading price has become, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Since the portfolio of each Fund will be managed passively to attempt to achieve its investment objective relative to its respective Underlying Index, such portfolio could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

On the basis of the foregoing, Applicant believes (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the 1940 Act. Accordingly, Applicant hereby requests that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Section 22(e)

Applicant seeks the Order under Section 6(c) of the 1940 Act granting an exemption from Section 22(e) of the 1940 Act. Applicant acknowledges that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicant may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the 1940 Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicant believes that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year.

Accordingly, with respect to Foreign Funds only, Applicant hereby requests relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. Applicant requests that relief be granted such that each of the Foreign Funds holding Redemption Securities require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicant as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle, but in no event longer than 14 calendar days. For Future Funds that will be Foreign Funds, Applicant seeks the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicant, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). A Fund’s Prospectus, and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund. Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicant believes that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicant proposes that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicant suggests that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicant desires to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Investments of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicant believes that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicant intends to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Investments (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicant is not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicant intends to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicant believes that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicant asserts that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicant believes that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

Applicant notes that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicant believes (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicant hereby respectfully requests that an exemption be granted under Section 6(c) in respect of Section 22(e).

D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicant seeks an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.” Section 17(a)(1) of the 1940 Act, in general, makes it unlawful:

for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person . . . acting as principal, [k]nowingly to sell any security or other property to such registered investment company or to any company controlled by such registered company [with certain exceptions not here relevant]

Section 17(a)(2) of the 1940 Act makes it unlawful

for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person, . . . acting as principal, [k]nowingly to purchase from such registered investment company, or from any company controlled by such registered company, any security or other property [with one exception not here relevant]

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the fund’s outstanding voting securities and, pursuant to Section 2(a)(3)(C), includes any person directly or indirectly controlling, controlled by, or under common control with the fund. Section 2(a)(9) of the 1940 Act provides that a control relationship will be presumed where a person owns more than 25% of a company’s voting securities. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicant is also requesting an exemption under Section 6(c) of the 1940 Act as well.25

[25]

See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

One or more holders of Creation Units of a Fund could own 5% or more of a Fund, or in excess of 25% of the Fund, and would therefore be deemed to be an affiliate of such Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. Also, the Exchange Specialist or Market Maker for Shares of any relevant Fund might accumulate, from time to time, 5% or more, or in excess of 25%, of Shares of a Fund. Such persons would therefore be deemed to be affiliates of the Trust or such Funds under Section 2(a)(3) of the 1940 Act. For so long as such holders of Funds were deemed to be affiliates, Section 17(a)(1) could be read to prohibit such person from depositing the Deposit Securities with a Fund in return for a Creation Unit (an “in-kind” purchase); likewise, Section 17(a)(2) could be read to prohibit such persons from receiving an “in-kind” redemption from such Fund. Applicant requests an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons) solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or, (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicant asserts that no useful purpose would be served by prohibiting these affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. All Creation Units will be issued and redeemed in the same manner. There will be no discrimination among purchasers and redeemers. In all cases, the Deposit Securities and Redemption Securities, whether deposited into, or redeemed from, any Fund, will be valued in the same manner and according to the same standards, as Portfolio Securities held by the relevant Fund for purposes of calculating NAV. Applicant submits that, by using the same standards for valuing Portfolio Securities as are used for calculating the value of Deposit Securities and Redemption Securities, the Fund will ensure that its NAV will not be adversely affected by such transactions. Also, the valuation of Deposit Securities and Redemption Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicant also notes that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore help the Fund to achieve its objectives. Applicant does not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the 1940 Act. Applicant believes that “in-kind” purchases and redemptions will be made on terms reasonable to Applicant and any affiliated persons because they will be valued pursuant to verifiable objective standards.

For the reasons set forth above, Applicant believes that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.	REQUEST FOR SECTION 12(D)(1) RELIEF

A.	Section 12(d)(1)(A) and (B) and the Need for Relief for Acquiring Funds Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.26

[26]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

Applicant submits that the proposed conditions to the Section 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into a Participation Agreement with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicant also submits that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.27

B.	Concerns Underlying Section 12(d)(1)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.28 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.29 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.30

[27]	Id.

[28]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

[29]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[30]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).31 The Commission identified these abuses in its 1966 Report to Congress, entitled Public Policy Implications of Investment Company Growth (the “PPI Report”).32 These abuses included: (i) the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

Applicant submits that the control concerns underlying original Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicant has proposed a number of conditions designed to address these concerns. As described further below, Applicant does not believe that the abuses identified above and in the PPI Report are present in the proposed transactions in light of Applicant’s proposed conditions.

a.	Threat of Large-Scale Redemptions

Applicant’s proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition 5 limits the ability of an Acquiring Fund’s Advisory Group or Sub-adviser Group (as defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For

[31]	See H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[32]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R, Rep. No. 2337, 89th Cong., 2d Sess., 3111-324 (1966).

purposes of this Application, the “Acquiring Fund’s Advisory Group” is defined as the Acquiring Fund Adviser, a Sponsor, any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by an Acquiring Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor. For purposes of this Application, a “Sub-adviser Group” is defined as any Acquiring Fund Sub-adviser, any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser.

Condition 6 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Funds or an a Fund Affiliate. An “Acquiring Fund Affiliate” is defined as an Acquiring Fund Adviser, Acquiring Fund Sub-adviser, Sponsor, promoter, or principal underwriter of an Acquiring Fund and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as any investment adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Conditions 6-8 and 10-12 are specifically designed to address the potential for an Acquiring Fund and certain affiliates of an Acquiring Fund to exercise undue influence over a Fund and certain of its affiliates. For purposes of condition 11 of this Application, an

“Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee, or Sponsor of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee or Sponsor is an affiliated person (except that any person whose relationship to a Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). Also, an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

b.	Layering of Fees And Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund; (ii) fund holding companies subject their investors to two layers of advisory fees; and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.33

Applicant submits that the concerns in the PPI Report regarding the layering of fees and expenses are not present in the proposed arrangement.34

Under condition 14, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under

[33]	PPI Report at 318-320.

[34]	However, Acquiring Funds may pay customary brokerage commissions on transactions in Shares, just as they would on purchases of individual securities in the secondary market.

the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Acquiring Management Company.

Also, in addition to condition 14 discussed above, conditions 9 and 15 of the requested Order are designed to prevent unnecessary duplication or layering of sales loads and other costs. Except as provided in condition 9, an Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received by the Acquiring Fund Adviser or trustee or Sponsor to the Acquiring Trust, or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor from the Fund, in connection with the investment by the Acquiring Management Company or Acquiring Trust in the Fund. Condition 15 prevents any sales loads or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.35

c.	Complex Structures

Applicant submits that condition 16 addresses concerns over meaninglessly complex arrangements. Under condition 16, no Fund may acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes. Applicant also notes that a Fund may choose to reject a

[35]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

direct purchase by an Acquiring Fund. To the extent that an Acquiring Fund purchases Shares of a Fund in the secondary market, the Fund would still retain its ability to reject purchases of its Shares made in reliance on this order by declining to enter into the Participation Agreement prior to any investment by an Acquiring Fund in excess of the limits of Section 12(d)(1)(A).

C.	Conditions and Disclosure

To ensure that Acquiring Funds comply with the terms and conditions of the requested relief from Section 12(d)(1), any Acquiring Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a Participation Agreement between the Fund and the Acquiring Fund. The Participation Agreement will require the Acquiring Fund to adhere to the terms and conditions of the requested order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgement from the Acquiring Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company.

D.	Exemption from Section 17(a) of the 1940 Act to Permit Certain Transactions between Funds and Acquiring Funds

Applicant seeks relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person or affiliated person of an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, the Acquiring Fund and to engage in the accompanying in-kind transactions.36

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of

[36]

Applicant acknowledges that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund may be prohibited by Section 17(e)(l) of the Act. The Participation Agreement also will include this acknowledgment.

the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases the Fund could become an affiliated person, or an affiliated person of an affiliated person, of the Acquiring Fund, and direct, in-kind sales and redemptions of its Shares with Acquiring Fund could be prohibited. Applicant understands that there may be Acquiring Funds that are not part of the same group of investment companies as the Funds, but are subadvised by Adviser. Applicant is not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed to be an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because Adviser provides investment advisory services to that Acquiring Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned; and

(3) the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicant expects that most Acquiring Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicant submits that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicant believes that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.37 Further, absent the unusual circumstances discussed previously in the Application, the Deposit Securities and Redemption Securities available for a Fund will be the same for all purchases and redeemers, respectively, and will correspond pro rata to the Fund’s Portfolio Securities, except as described above.

[37]

To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind transactions that may accompany such sales and redemptions.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. Indeed, the Participation Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from the Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicant believes that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicant also believes that the requested exemptions are appropriate in the public interest. Applicant also submits that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VIII.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicant agrees that any order of the Commission granting the requested Relief will be subject to the following conditions:

ETF Relief

1. As long as the Funds operate in reliance on the requested Order, the Shares will be listed on an Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3. The website maintained for the Funds, which will be publicly accessible at no charge, will contain on a per Shares basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4. The requested relief to permit ETF operations will expire on the effective date of any Commission Rule under the 1940 Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

5. The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Sub-adviser Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Acquiring Fund’s Advisory Group or Sub-adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s shares. This condition does not apply to the Sub-adviser Group with respect to a Fund for which the Acquiring Fund Sub-adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

6. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

7. The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8. Once an investment by an Acquiring Fund in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board, including a majority of the disinterested Board members, will determine that any consideration paid by a Fund to the Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

9. An Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Acquiring Fund Adviser or trustee or Sponsor to the Acquiring Trust or an affiliated person of the

Acquiring Fund Adviser, trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser or trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor by the Fund, in connection with the investment by the Acquiring Management Company or Acquiring Trust in the Fund. Any Acquiring Fund Sub-adviser will waive fees otherwise payable to the Acquiring Fund Sub-adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-adviser, or an affiliated person of the Acquiring Fund Sub-adviser, other than any advisory fees paid to the Acquiring Fund Sub-adviser or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

11. The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting once an investment by the Acquiring Fund in the Shares of the Fund exceeds the limit of Section 12(d)(l)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

12. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the Shares of the Fund exceeds the limits of Section 12(d)(l)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

13. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), the Acquiring Fund and the Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or the trustee and Sponsor of an Acquiring Trust, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(l)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

14. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

15. Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

16. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A)of the 1940 Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes.

IX.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicant states that its address is as indicated on the first page of this application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.

(202) 739-5654

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

X.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicant files this Application in accordance with Rule 0-2 under the Act, and state that its address is printed on the Application’s facing page, and that it requests that all written communications concerning the application be directed to the persons and address printed on the application’s facing page. Also, Applicant has attached as exhibits to the Application the required verifications.

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant. Jonathan Krane is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer of the Adviser.

In accordance with Rule 0-5 under the Act, Applicant requests that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicant respectfully requests that the Commission issue an Order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the Relief requested by this Application.

Dated: December 8, 2011

Krane Funds Advisors LLC

By:	/s/ Jonathan Krane
Name: Jonathan Krane
Title: Chief Executive Officer

Verifications

The undersigned states that he has duly executed the attached Application dated December 8, 2011 for and on behalf of Krane Funds Advisors LLC; that he is the Chief Executive Officer of such company; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jonathan Krane
Name: Jonathan Krane
Title: Chief Executive Officer

Appendix A – Description of New Fund and its Index

The Initial Fund is the KraneShares Dow Jones China Select Dividend ETF and the Initial Index is the Dow Jones China Select Dividend Index (the “Initial Index” or “Index”). The Initial Fund seeks to track the performance of its Underlying Index by investing at least 80% of its total assets in the Component Securities of the Underlying Index. The remainder of the Initial Fund’s assets will be its Asset Basket and may be invested as described in the Application.

Dow Jones Indexes created, compiles, sponsors and maintains the Initial Index and, therefore, serves as Index Provider with respect to the Initial Index.

Index Description. The Initial Index measures the stock performance of dividend-yielding stocks among: 1) China-based companies traded in Hong Kong, the United States or other exchanges that are available to U.S. investors and 2) publicly traded Hong Kong companies that generate the majority of their revenue from China or expect to generate the majority of their sales growth from China.

Index Methodology. The initial universe for the Initial Index is the companies that are included in the Dow Jones China Offshore Total Stock Market Index (the “China Index”) and the Dow Jones Hong Kong Total Stock Market Index that generate or expect to generate a sizeable portion of their sales in China (the “Hong Kong Index”)(collectively, the “Dow Jones Total Stock Market Indices.”) The Dow Jones Total Stock Market Indices are designed to measure the performance of equity securities with readily available prices. Dow Jones creates a selection list based on rankings by dividend yield, subject to minimum liquidity and dividend quality requirements. Index components are chosen from the selection list. Securities included in the Initial Index must have a minimum average daily trading volume of USD $3 million over the past three months. In addition, securities included in the Initial Index must have paid dividends in each of the previous three years, with the previous year dividend-per-share greater than or equal to the three-year average annual dividend-per-share ratio and a five-year average payout of less than 85% of per-share earnings.

The top 25-30 stocks by dividend yield are selected to the Initial Index, subject to the following buffers that favor current components:

•	Non-component securities that rank among the top 15 securities on the selection list replace the lowest ranked component in the Initial Index; and

•	Component securities that are not among the top 60 securities on the selection list will be replaced by the highest-ranked non-component on the selection list.

The Initial Index is weighted based on dividend yield, with dividend yield values used to calculate share factors capped at 20%. The weights of individual securities are capped at 15%. The Initial Index will be reviewed annually in June, subject to quarterly and ongoing reviews to remove a company that eliminates its dividend or reduces its dividend substantially, or if a company’s dividend program is judged to be at risk.

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